Notice of Government Securities Broker or Government Securities Dealer Activities to be Filed by a Financial Institution under Section 15C(a)(1)(B) of the Securities Exchange Act of 1934

1. Check appropriate regulatory agency (ARA):
   - A. ☐ Comptroller of the Currency
   - B. ☒ Board of Governors of the Federal Reserve System
   - C. ☐ Federal Deposit Insurance Corporation
   - D. ☐ Securities and Exchange Commission

2. Conducts business as:
   - A. ☐ Government Securities Broker
   - B. ☒ Government Securities Dealer
   - C. ☐ Government Securities Broker and Dealer

3. Filing status of notice:
   - A. ☐ Notice
   - B. ☒ Amendment

25007226

4. A. Full name of the financial institution The Bank of Nova Scotia, New York Agency

   B. Address of principal office of financial institution:

   250 Vesey Street
   Address

   New York | NY | 10281
   City | State | Zip Code

   C. Address of principal office where government securities broker or government securities dealer activities will be conducted (if different from item (B)):

   Address

   City | State | Zip Code

   D. Mailing address if different from (B) or (C):

   Address

   City | State | Zip Code

   E. Name, title, and telephone number of contact person with respect to this notice:

   Name | Title | Area Code / Phone Number

5. Does financial institution conduct, or will it conduct, government securities broker or government securities dealer activities at any location other than given in Question 4 above? A. ☒ Yes B. ☐ No

   (If yes, provide addresses and describe activities.)

Address	City	State	Zip Code	Describe Activities
One Raffles Quay	Singapore			Buy and sell government debt securities
40 Temperance Street	Toronto, CDA			Buy and sell government debt securities
6th, 201 Bishopsgate	London			Buy and sell government debt securities

6. Furnish the name and title of each person who is directly engaged in the management, direction, or supervision of any of the financial institution's government securities broker or government securities dealer activities:

Full Name

Last / First / Middle	Title
Cirillo, Robert W.	Senior Manager - GWO Settlements
Parrotta, Pasquale	Director - US Middle Office

NOTE: Attach a separate Form G-FIN-4 (or, if previously filed, a copy of Form MSD-4 or Form U-4) for each person named in item 6.

7. Has any "associated person" (see definition in paragraph A.7. of the instructions) responded "yes" to any question in Item 16 of Form G-FIN-4, or "yes" to one or more questions in Items 20 through 25 of Form MSD-4 on Page 22 of Form U-4?

A. ☐ Yes B. ☒ No

NOTE: The financial institution and the person executing this form are responsible for making an inquiry of all other employers of any associated person during the immediately preceding three years for the purpose of verifying the accuracy of the information furnished on Form G-FIN-4. (See 17 C.F.R. § 400.4(c)). Similar requirements are applicable to Form MSD-4 and Form U-4.

8. ***The financial institution submitting this notice and the person executing it represent that all of the information contained herein is true, current, and complete.***

Please print name and title of person executing this notice:

Charles J. Comiskey
Name (First, Middle, Last)

Managing Director - US Rates
Title

[signature]
Signature

2/3/25
Date

6. Furnish the name and title of each person who is directly engaged in the management, direction, or supervision of any of the financial institution's government securities broker or government securities dealer activities:

Full Name

Last / First / Middle	Title
Comiskey, Charles J.	Managing Director - US Rates
Kaushik, Kshamta	Head of US Capital Markets
Patel, Dhilan	Head of US CMF
Kelly, Christopher	Director of Sales
Pisciotta, Christopher	Head of US Operations

NOTE: Attach a separate Form G-FIN-4 (or, if previously filed, a copy of Form MSD-4 or Form U-4) for each person named in item 6.

7. Has any "associated person" (see definition in paragraph A.7. of the instructions) responded "yes" to any question in Item 16 of Form G-FIN-4, or "yes" to one or more questions in Items 20 through 25 of Form MSD-4 on Page 22 of Form U-4?

A. ☐ Yes B. ☒ No

NOTE: The financial institution and the person executing this form are responsible for making an inquiry of all other employers of any associated person during the immediately preceding three years for the purpose of verifying the accuracy of the information furnished on Form G-FIN-4. (See 17 C.F.R. § 400.4(c)). Similar requirements are applicable to Form MSD-4 and Form U-4.

8. ***The financial institution submitting this notice and the person executing it represent that all of the information contained herein is true, current, and complete.***

Please print name and title of person executing this notice:

Charles J. Comiskey
Name (First, Middle, Last)

Managing Director - US Rates
Title

[signature]
Signature

2/3/2025
Date